The Alpine Group, Inc.
One Meadowlands Plaza, Suite 801
East Rutherford, New Jersey 07073

December 7, 2005

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Ladies and Gentlemen:

Reference is made to the proxy materials being filed today with the Securities and Exchange Commission (the “Commission”) by The Alpine Group, Inc. (the “Company”), in connection with a special meeting of stockholders of the Company. In connection with the filing of these proxy materials, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, THE ALPINE GROUP, INC.

By:	/s/ Stewart H. Wahrsager
Stewart H. Wahrsager Senior Vice President, General Counsel and Corporate Secretary